VIA EDGAR

February 9, 2010

Larry M. Spirgel

Assistant Director

Division of Corporation Finance

Mail Stop 3720

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Symmetricom, Inc.
Form 10-K for the Fiscal Year ended June 28, 2009, filed September 9, 2009
Schedule 14A Definitive Proxy Statement, filed September 30, 2009
File No. 000-02287

Dear Mr. Spirgel,

Symmetricom, Inc. (the “Company”) respectfully submits this response to the comment letter of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 27, 2010, with respect to the above-referenced filings. For your convenience, we have set forth the Staff’s comment in bold immediately preceding our response.

Form 10-K for the Fiscal Year Ended June 28, 2009

Definitive Proxy Statement Incorporated by Reference into Part III of Form 10-K

Compensation Discussion and Analysis, page 14

Annual Variable Compensation, page 18

1.	In future filings, please disclose the specific corporate performance targets for the annual incentive compensation program and provide more detail about the success or failure of your named executive officers’ individual performance objectives for the last completed fiscal year.

Response:

The Company confirms that it will disclose in future filings the specific corporate performance targets for the annual incentive compensation program and provide more detail about the success or failure of our named executive officers’ individual performance objectives for the last completed fiscal year in accordance with Item 402(b) of Regulation S-K.

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As you requested in your letter, and in connection with our responses to your letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (408) 428-7801 if you or any member of the Staff would like to discuss the Company’s response to the Staff’s comment.

Sincerely,

/s/ Justin Spencer
Justin Spencer
Executive Vice President,
Chief Financial Officer and Secretary

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